

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Mariano Vega
Chief Financial Officer
RAGHSA S.A.
Cecilia Grierson 255, Floor 9
C1107BHA, City of Buenos Aires
Argentina

>   **Re: RAGHSA S.A.**
>   **Application for Qualification of Indenture on Form T-3**
>   **Filed February 28, 2023**
>   **File No. 022-29106**

Dear Mariano Vega:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Christopher C. Paci